Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,276)	$10,409	$26,366	$78,756	$88,376	$36,238	$58,044
Fixed charges - per below	44,329	44,109	50,470	48,760	57,689	27,320	32,282
Less:
Capitalized interest	(185)	(851)	(1,328)	(2,550)	(4,563)	(1,745)	(3,151)

Earnings before fixed charges	30,868	53,667	75,508	124,966	141,502	61,813	87,175

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,994	43,108	48,992	46,060	52,976	25,500	29,056
Capitalized interest	185	851	1,328	2,550	4,563	1,745	3,151
Estimate of interest within rental expense	150	150	150	150	150	75	75

Total Fixed Charges	44,329	44,109	50,470	48,760	57,689	27,320	32,282

Income allocated to preferred shareholders	6,008	6,008	6,008	6,008	5,045	3,004	—
Total combined fixed charges and preferred distributions	50,337	50,117	56,478	54,768	62,734	30,324	32,282

Ratio of earnings to fixed charges (a)	0.61	1.07	1.34	2.28	2.26	2.04	2.70

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2012.